Exhibit 99.1

Corporate Communications

CNH Industrial Annual General Meeting – Sustainability Report

Today CNH Industrial N.V. shareholders approved the resolutions concerning:

•     2013 Annual Report

•     Dividend of €0.20 per common share

•     Re-appointment of executive and non-executive directors

•     Remuneration Policy and Equity Incentive Plan

•     Authorization for the purchase of own shares

Basildon, April 16, 2014

CNH Industrial N.V. (NYSE: CNHI / MI: CNHI) shareholders at the annual general meeting (“AGM”) approved the 2013 Annual Report (including the Company’s 2013 financial statements) and a dividend of €0.20 per common share, equivalent to a total distribution of approximately €270 million.

Shareholders also re-elected all of the eleven members of the Board of Directors already in office on the date of the AGM. Sergio Marchionne and Richard J. Tobin were re-elected as executive directors and John P. Elkann, Mina Gerowin, Maria Patrizia Grieco, Léo W. Houle, Peter Kalantzis, John B. Lanaway, Guido Tabellini, Jacqueline Tammenoms Bakker and Jacques Theurillat were re-elected as non-executive directors.

In addition, shareholders approved the resolution regarding the Company’s Remuneration Policy for executive and non-executive directors and the Company’s Equity Incentive Plan for employees and executive directors.

Finally, shareholders granted the Board the authority to repurchase up to a maximum of 10% of the Company’s common shares outstanding at today’s date. The authorization is an instrument available to the Board of Directors, but places no obligation on the Company to repurchase its own shares. Under the authorization, which is valid for a period of 18 months from the date of the AGM, the Board may repurchase the Company’s common shares in accordance with applicable regulations at a price not to exceed 10% of the reference market price reported on the stock exchange through which the repurchase(s) are made—New York Stock Exchange (NYSE) and/or Mercato Telematico Azionario (MTA).

Full details of the resolutions approved today are available on the Company’s website (www.cnhindustrial.com)

CNH Industrial N.V.

Corporate Office:

Cranes Farm Road

Basildon, Essex, SS14 3AD

United Kingdom

***

The dividend will be paid on April 30, 2014.

The record date for the dividend will be April 24 and the common shares will be quoted ex-dividend from April 22.

Shareholders holding the Company’s common shares on the record date that are traded on the New York Stock Exchange will receive the dividend in U.S. dollars at the official USD/EUR exchange rate reported by the European Central Bank on April 17, 2014.

* * *

Concurrently with the AGM, the Company published its 2013 Sustainability Report. This Report was prepared in accordance with the new Global Reporting Initiative guidelines (GRI–G4), the innovative international standard for reporting on financial, environmental and social themes. As required by GRI-G4, for the first time the Company conducted a materiality analysis in order to identify the significant aspects for sustainability within the Company. The 2013 Sustainability Report is available on the Company’s website, www.cnhindustrial.com.

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Group is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

For more information contact:

Richard Gadeselli

Tel: ++44 (0)1268 292 468

Email: mediarelations@cnhind.com

www.cnhindustrial.com